Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q3 2024 Earnings Presentation August 7, 2024 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023, and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024, and for the second quarter of fiscal 2024 on May 20, 2024. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non- GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated August 7, 2024 with respect to earnings for fiscal Q3 2024. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2024 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 2

Today’s speakers Shuky Sheffer President & Chief Executive Officer Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs 3

Earnings call agenda Strategy & business 1 performance update Shuky Sheffer, President & Chief Executive Officer 2 Financial review & outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 4 4 4

Shuky Sheffer President & Chief Executive Officer Strategy and business performance update 5

Q3/24: Solid Financial Results Thanks to our amazing people around the world, for their commitment to helping our customers provide seamless connectivity and amazing user experiences to billions of end users each day Amdocs at a Glance Close to $1B+ 3.1B 1.7B +95% 100% ~75% Successful People Daily digital Investments Managed Recurring transformations Impacted journeys in our next- services revenue by our gen cloud contract Platforms platform renewals Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 6 6

Q3/24: Record Revenue, Accelerated Margin Improvement & Robust FCF Generation Non-GAAP (3) Revenue Non-GAAP EPS 12-month backlog (3) operating margin 18.6% $1.62 $1.25B $4.25B (1)(2) Up ~2% YoY +80bps YoY Higher end of our Up ~3% YoY in line with the midpoint expectations +20bps QoQ of our guidance, after highest in many years adjusting for unfavorable as we continued to benefit foreign currency from our ongoing margin movements expansion initiatives Increased our pace of buyback activity, repurchasing ~$169 million of shares Demonstrating our confidence in Amdocs’ future success 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 2. Revenue was up 1.1% YoY as reported and up 1.8% YoY in constant currency in Q324 7 7 3. Non-GAAP. See reconciliation tables in appendix

Third Quarter Key Highlights Consistent project Healthy sales momentum execution and operations Strong demand for Amdocs cloud solutions Another quarter of consistent execution and a high number of deployments Significant 5-year mainframe-to-cloud deal Go lives: Subscription CPQ Migration to Upgrade and cloud migration projects management platform Oracle Cloud Canada Netherlands Healthy demand for digital modernization across broader Group Brazil strategic domains Record quarter in managed services, connectX SaaS Monetization End-to-end Data & AI MGS expansion platform platform OSS extended and expanded mission critical support activities Austria Philippines Philippines Generative AI momentum Netherlands In partnership with Integration of Amdocs’ telco-specific GenAI amAIz platform, by leading global operator IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 3 0 – – H Pu igh blilc y . Se © n 202 sitive4 – . P ©r op 2024 riet– a P ryr op & Con rietafriy d e & Con ntial Ifn id for en m tia atl ion Inf or of m A am tion doc of s Amdocs 8 8

Strategic Growth Framework Our growth strategy, designed to provide the market-leading innovation our customers need Accelerate the journey to the cloud Digitally transform the customer experience for consumer and B2B Monetize the future market potential of 5G standalone networks, fixed wireless access, and fiber Deliver dynamic connected experiences by streamlining and automating complex network ecosystems Simplify and accelerate the adoption of Generative AI Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 9

Progress in Strategic Domains - Cloud Strong partnerships Cloud Accelerate the journey to the cloud Signed significant 5-year mainframe-to-cloud migration and operation deal with AT&T Leverages Amdocs’ acquisition of Astadia and its technology capabilities Selected projects Business value Multi-year managed services agreement Flexible and cost-efficient infrastructure and to migrate monetization operations to unlock new business models Canada the cloud Modernize and migrate monetization Improved operational efficiency and business engines to the public cloud, including resilience, and empowering innovative new Netherlands Amdocs and non-Amdocs applications services Cloud-related revenue exceeded 20% of total in FY 2023 and is on-track for double-digit growth in FY 2024 Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 10 Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs

Progress in Strategic Domains – Digital Modernization Digital Digitally transform the customer experience for consumer and B2B transformation Selected examples Business value Enables quick launch of new digital brands and connectX: Amdocs’ cloud-native SaaS platform services for different customer segments Access to real-time business data from various AI & Data Platform sources to enhance customer experience, optimize Philippines operations, and launch personalized services CPQ platform across all lines of Simplify and accelerate their B2B sales journey Australia enterprise business AT&T is the latest in a growing list of customers to select Amdocs connectX SaaS ‘telco in a box’ platform: Brazil South Africa Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 11

Progress in Strategic Domains - 5G, FWA and Fiber 5G, FWA Monetize the future market potential of 5G standalone networks, fixed wireless access, and fiber with innovative services and Fiber Selected projects Business value Monetization platforms Enables seamless integration and enhanced upgrade and modernize agility to accelerate time-to-market for new Austria services and offerings and improved customer experience Our capabilities include a full range of BSS and OSS offerings to support all aspects of the fiber customer journey Fiber service creation Ordering & activation Billing Customer support Planning & automation of network rollout Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 12

Progress in Strategic Domains - Network Automation Network Deliver dynamic connected experiences by streamlining and automating complex network ecosystems automation Selected projects Business value Intelligent Networking Suite Enabling a wide range of provisioning * + changes, capacity planning and fault- Philippines Customer service solution for case resolution services across a single, management, part of Amdocs connected platform, while streamlining its Customer Engagement Platform end-to-end business processes Significant end-to-end OSS E2E suite strengthened by Includes component of the deal across a single, the acquisition of TEOCO Amdocs Customer connected platform service assurance business Engagement Platform built in partnership with Microsoft * referenced last quarter as a major service provide in Southeast Asia Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 13

Progress in strategic domains – GenAI Generative AI An industry leader in helping service providers unlock Strategy Acceleration the transformative potential of Gen AI GenAI Commercial Production-Proven Strong Collaboration Momentum Business Value with Industry Leaders Demonstrating proven results against amAIz-powered super agents Chosen by a leading global true carrier-scale production addressing our customers’ most operator to improve efficiencies, re- important opportunities, leveraging imperatives at a North American shape customer experiences, and the best of our partner ecosystem drive new revenue operator Reduction in Average Handling 60%+ Times Successful 90%+ case resolution Accuracy Billing Care 96%+ Pilot in interactions Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 14

Current Operating Environment We continue to Healthy pipeline of Cloud-related GenAI strategy Commitment to operate in a opportunities across activities on track is gaining operational challenging strategic areas for double-digit momentum excellence and industry demand revenue growth in as we shift from efficiency environment, the Positioned to FY24 production pilots initiatives is conditions of maintain a high win to commercial bearing fruit, which are yet to rate, leveraging our Exceeded 20% of customer awards positioning us to improve innovation and our revenue accelerated technology, in FY23 profitability gains market-leading in fiscal 2024 portfolio, best-in- class execution and highly talented people Information Security Level 0 – Public. © 2024 – Proprietary & Confidential Information of Amdocs Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 15

# FY24 outlook

**A**

**Revenue(1)**

**2.3%-3.1%**
*YoY growth*

**Reiterating 2.7% midpoint while tightening the range**

**Expect double-digit cloud** revenue growth

**B**

**Free cash flow**

**~$700m**

**~90%+** earning-to-cash flow conversion, and represents a healthy **free cash flow yield(3)(4) of ~7%**

**C**

**Non-GAAP EBIT (2)**

**18.1% - 18.7%**
% margin

**+60bps** accelerated profitability improvement, **at the guidance midpoint**, mainly driven by **automation**, **sophisticated tools** and **Gen-AI** potential

**D**

**Non-GAAP EPS(2)**

**8.5%-9.5%**
*YoY growth*

**Reiterating 9% mid-point, while tightening the range**

We are positioned to deliver **double-digit expected total shareholder returns(5)** for the **4th** straight year in FY 2024

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Yield = expected reported free cash flow of $700M in FY2024 as a percentage of Amdocs' market capitalization as of August 7, 2024
4. FY2024 excludes non-recurring restructuring payments
5. Expected total shareholder return = Non-GAAP EPS growth plus dividend yield); FY2024E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.479 as of share price on 11/7/23

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Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Financial review & outlook 17

# Q3 FY2024 **Financial Highlights**

- **Record revenue**, **+1.1% YoY** as reported and **+1.8%** YoY constant currency[1]
- North America revenue up **+0.7%** QoQ and down **-0.3%** YoY
- Europe down **~6%** YoY, reflecting normal business fluctuations
- **Record** revenue in Rest of World, up **~13%** YoY
- **Highest** operating profitability in years, reflecting **operational excellence** and **cumulative benefits** of **automation**, **AI and Gen AI**, and other **sophisticated** tools

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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# Q3 2024 Results

**Q3 Revenue**

**$1,250 million**

+1.1% YoY, +1.8% constant currency[1]
In line with guidance midpoint adjusting for $5M currency impact ($1,235M - $1,275M)

**Q3 Non-GAAP[2] Operating Margin**

**18.6%, +80bps YoY**

**+20 bps QoQ**

**Q3 GAAP Diluted EPS**

**$1.21** including a restructuring charge of 11 cents, without which EPS was at the high-end of guidance ($1.24 - $1.32)

**Q3 Non-GAAP[2] Diluted EPS**

**$1.62** at higher-end of guidance ($1.57 - $1.63)

**Q3 2024 Revenue vs. Guidance**
$ Millions



Revenue was at the guidance midpoint, adjusting for $5M currency impact
$1,255
$1,250
Original Q3F24 Guidance (midpoint)
Q3F24A

**Q3 2024 Revenue by Region**
$ Millions



Rest of World ~$245
~20%
Europe ~$176
~14%
North America ~$829
~66%

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Record Quarterly 12-Month Backlog in Q3F24 Leading Indicators $ Billions 12-month backlog growth has accelerated & Business Model year-over-year over the past several quarters Visibility $4.25 $4.23 $4.21 (1) (1) 12-Month Backlog (1) $4.15 $4.14 ~$4.25B (1) Record-high as of June 30, 2024 Q3F23 Q4F23 Q1F24 Q2F24 Q324 +2.7% YoY, +$20M QoQ 12-month backlog includes: 12-month backlog has traditionally Anticipated revenue related to contracts served as a good leading indicator of our business Estimated revenue from managed services contracts Letters of intent Maintenance Estimated ongoing support activities Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 19 19 Confidential Information of Amdocs

# Leading Indicators & Business Model Visibility

Managed Services

**~$741M**

**~59%** of total revenue in Q3 F2024

Close to **100%** managed services contract renewals

## Managed Services Revenue: Q3 FY2024

$ Billions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects


$720
$741
~ +3% YoY
59% of revenue
Q3F23
Q3F24

| | |
|---|---|
| at&t | Significant 5-year deal expands activities in a new cloud domain and extends consumer domain engagement through 2029 |
| TELUS | Multi-year managed services agreement to migrate its monetization operations to the cloud |
| vodafone Ziggo | Modernize and migrate monetization engines to public cloud, including 2-year managed services extension to ensure the operational smooth-running of these mission-critical systems |
| Charter Communications | Extension and expansion of hosting and managed services agreement to provide ongoing support for Spectrum Mobile, plus enhanced services to support the rapid growth of Spectrum's mobile and cable businesses |

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# Balance Sheet & Cash Flow

- Reported free cash flow[1] of **$175 million** in Q3 2024, including ~$18 million of restructuring payments
- **Ample** liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. Non-GAAP. See reconciliation tables in appendix
2. $650M senior note, maturing June 2030

**DSO's**

**74 days**

-5 days YoY and -2 days QoQ

DSO's may fluctuate from quarter to quarter

The sequential quarter change in unbilled receivables net of deferred revenue was $40 million in Q3, aggregating the short-term and long-term balances

*The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on significant multi-year transformation programs we are currently running in North America.*

**Liquidity: Cash + Credit Facility**

**$1.0 billion**

Ample liquidity including available $500M revolving credit facility

**Baa1** Moody's

**BBB** S&P

Committed to maintaining our Investment grade credit rating

**Q3 2024 Free cash flow[1] bridge**


FCF includes ~$18M restructuring payments
~$191
~$16
$175
Operating Cash Flow
Net capex & Other
Reported FCF

*Figures may not sum due to rounding

**Cash, Credit Facility & Debt Position**

$ Millions, as of June 30, 2024


Credit Facility
Cash
$500
~$502
$650
Liquidity
Debt [2]

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# Disciplined Capital Allocation

- **Reiterates** free cash flow[1] (FCF) target of **$700M**[6] in FY2024, equating to more than 90% cash conversion
- **~7%** free cash flow yield[2][6]
- Expects to return more than **100%** of free cash flow to shareholders in FY2024

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected reported free cash flow of $700M in FY2024 as a percentage of Amdocs' market capitalization as of August 7, 2024
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023 excludes $20M non-recurring restructuring payments
6. FY2024 excludes non-recurring restructuring payments

**Q3 2024 Cash Returned to Shareholders**
$ Millions



Dividends, $56
Share repurchases, $169

Board authorized quarterly dividend payment:

***47.9 cents***

Payable on October 25, 2024, to shareholders on record date of September 30, 2024

Returned ***$601M*** to shareholders via share repurchases and dividends for the fiscal year 2024 to date

**~$0.7B** of aggregate share repurchase authorization remaining as of June 30, 2024

**FCF:** Four-year historical trend and FY2024E outlook (1)(3)(4)(5)(6)



% FCF(1)(3)(5)(6) / Non-GAAP Net Income(1)
88%
140%
102%
101%
More than 90%
% of FCF(1)(3)(5)(6) Returned to Shareholders
100%
99%
104%
96%
FY2024E guidance: More than FCF
FCF ($M) (1)(3)(5)(6)
$527
$869
$665
$718
$700
FY2020
FY2021
FY2022
FY2023
FY2024E (Guidance)
Normalized (1)(3)

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FY2024 Revenue Growth (2) YoY% Growth Constant Currency Revenue Growth Outlook Reiterates 2.7% midpoint of FY2024 revenue growth outlook of 2.3%-3.1% (2) YoY constant currency Expects revenue growth of 1.9%-2.7% 10.3% YoY as reported, incorporating an Reiterates 7.7% 3.1% unfavorable foreign currency impact 7.0% 2.7% of ~40 bps YoY midpoint of 2.3% 2.3%-3.1% YoY 2.4% outlook Cloud exceeded 20% of total revenue in FY2023, and is on-track for double- (2) (2) (2) (1)(2) (1)(2) FY2020 FY2021 FY2022 FY2023 FY2024E digit revenue growth in FY2024E 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 23 23 Confidential Information of Amdocs

# Profitability Improvement On-Track

- On pace to **achieve** accelerated profitability improvement in FY2024, including **stronger** second half non-GAAP operating margins
- Committed to **long-term cost structure and productivity improvement** by leveraging our unique business model, technology deployment and focus on operational excellence
- Additional **restructuring** charges expected in next several quarters

1. Non-GAAP. See reconciliation tables in appendix
2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/8/2018, 11/12/19, 11/10/20, 11/2/2021 and 11/8/2022 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021 and FY2022

**Quarterly Non-GAAP[1] Operating Margin: FY2018 – FY2024E[2]**
$ Millions



FY2024E Non-GAAP(1) Operating margin target range: 18.1%-18.7%
18.7%
18.1%
17.8%
17.5%
17.2%
16.5%
17.3%
17.3%
17.2%
17.5%
17.6%
17.8%
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024E
Guidance Range
Non-GAAP Operating Margin

***"We are proactively evaluating our portfolio of products, services and business lines in relation to our strategic investment priorities for fiscal 2025"***
*– Tamar Rapaport Dagim, Q3 FY 2024 Earnings Call, August 7, 2024*

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# FY2024 Non-GAAP EPS Outlook

- **Reiterates** 9% midpoint of non-GAAP[2] EPS growth of **8.5%-9.5%** in FY2024E
- Targeting **double-digit** expected total shareholder returns[3] for the **fourth year** running in FY2024E

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2024E assumed 9% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.479 as of share price on 11/7/23
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021 and 11/8/2022 for non-GAAP reconciliation in FY2019, FY2020, FY2021 and FY2022

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## Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]


4th consecutive year of double-digit expected total shareholder returns* in FY2024
14.1%
11.7%
13.6%
11.3%*
5.3%
12.1%
11.5%
9.8%
3.0%
9.5%
8.5%
2.3%
1.9%
2.0%
2.1%
2.3%
FY2020
FY2021 (1)
FY2022 (1)
FY2023
FY2024E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return
Reiterates 9% midpoint of 8.5%-9.5% YoY outlook

*Non-GAAP[2] EPS growth of 9.0%, plus ~2.3% dividend yield

# Committed to ESG

TIME

TIME Magazine names Amdocs as one of World's Most Sustainable Companies 2024


TIME
WORLD'S MOST
SUSTAINABLE
COMPANIES
statista
2024

Achieved a 55% reduction in Amdocs' Scope 1&2 $CO_2$ emissions since fiscal 2019, far exceeding our Science Based Target commitments

Amdocs' global consumption of renewable energy reached nearly 59% in 2023, up significantly from just over 19% in 2021

Amdocs' ESG & CSR report for 2023/24 published



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Q&A Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 27 27 27

Appendix Outlook & Reconciliation Tables Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 28 28 28

Q4 Fiscal 2024 Outlook Q4 & FY2024 Revenue $1,240 - $1,280 million Outlook $1.34 - $1.42 GAAP EPS (1) Non-GAAP EPS $1.67 - $1.73 Share Count 115 million Positioned to deliver double- Effective Tax Rate High-end of annual target range of 13.0% - 17.0% (1) Non-GAAP digit expected total shareholder returns for the Full Year Fiscal 2024 Outlook Updated Previous fourth year running Revenue growth 1.6% - 3.6% 1.9% - 2.7% As reported Revenue growth 1.7% - 3.7% 2.3% - 3.1% (2) Constant currency GAAP EPS growth 7.4% - 9.2% 7.0% - 13.0% (1) Non-GAAP EPS growth 8.5% - 9.5% 7.0% - 11.0% Operating Margin 18.1% - 18.7% 18.1% - 18.7% (1) Non-GAAP Effective Tax Rate 13.0% - 17.0% 13.0% - 17.0% (1) Non-GAAP 1. Non-GAAP. See reconciliation tables in appendix 2. Constant currency. Assumes exchange rates in the current period (1) Free cash flow $700 million $700 million were unchanged from the prior period Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 29 29 Confidential Information of Amdocs

Reconciliation Tables (a) The amounts under Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the nine months ended June 30, 2024 and 2023, respectively. Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 30 30 Confidential Information of Amdocs

Reconciliation Tables Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 31 31 Confidential Information of Amdocs

Reconciliation Tables Information Security Level 2 – Sensitive. © 2024 – Proprietary & Information Security Level 3 – Highly Sensitive. © 2024 – Proprietary & Confidential Information of Amdocs 32 32 Confidential Information of Amdocs

Thank you!